Aditx Therapeutics, Inc.

11161 Anderson Street, Suite 105-10014

Loma Linda, CA 92354

June 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aditx Therapeutics, Inc. (CIK No. 0001726711)
Registration Statement on Form S-1 (File No: 333-235933)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on June 17, 2020, in which we requested the acceleration of the effectiveness of the above-captioned Registration Statements to 4:30 p.m., Eastern Daylight Time on June 18, 2020. We hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement.

Respectfully submitted,

ADITX THERAPEUTICS, INC.

By:	/s/ Amro Albanna
Name: Amro Albanna
Title: Chief Executive Officer